July 8, 2024

Michael Clark
Chief Financial Officer
Contango ORE, Inc.
516 2nd Avenue, Suite 401
Fairbanks, Alaska 99701

       Re: Contango ORE, Inc.
           Registration Statement on Form S-3
           Filed June 26, 2024
           File No. 333-280509
Dear Michael Clark:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Incorporation by Reference, page 22

1. Please revise to incorporate by reference your Current Report on Form 8-K filed on June
       28, 2024 and, to the extent that updated disclosures are provided by subsequent Current
       Reports on Form 8-K prior to effectiveness of the registration statement, revise to specifically incorporate such Reports by reference.
General

2. Please update your disclosure regarding the status of the acquisition, including stockholder approval. In addition, please confirm, if true, that the fairness
       hearing has been held and you have received court approval under 3(a)(10). Refer to Staff
       Legal Bulletin 3A available at www.sec.gov.
 July 8, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Paul Monsour